FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 15, 2017
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc
15 June 2017

RBS welcomes credit rating upgrade by Moody's

The Royal Bank of Scotland Group plc ("RBSG") welcomes the decision by Moody's Investors Services ("Moody's") to upgrade RBSG's senior debt ratings and the deposit ratings of RBS plc and National Westminster Bank plc ("NatWest plc"). This is the result of an upgrade of the Baseline Credit Assessment to investment grade, baa3 from Ba1 for RBS plc and NatWest plc. The rating action reflects Moody's recognition of the stronger standalone financial profile of the group and expectation for more stable performance in the medium term resulting from the group's multi-year restructuring.

Moody's have also affirmed the senior debt ratings at RBS plc and NatWest plc. This reflects Moody's assessment that the volume of loss absorbing debt supporting senior debt under Moody's Advanced Loss Given Failure analysis has reduced faster than their original estimates, resulting in a lower loss given-failure notching.

As a consequence of these actions:
●  RBSG senior unsecured debt ratings and short-term ratings have been upgraded to Baa3 from Ba1 and to Prime-3 from Not Prime
●  RBS plc and NatWest plc deposit and short-term deposit ratings have been upgraded to A2 from A3 and to Prime-1 from Prime-2
●  All operating subsidiaries senior unsecured debt ratings remain unchanged
●  All outlooks have changed to Stable from Positive

Ewen Stevenson, Chief Financial Officer, said "Becoming investment grade rated for our long term ratings across all three credit rating agencies has been an important goal for us. It is further external validation that our turnaround is now well progressed."

For further information, please contact:

RBS Investor Relations
Matthew Richardson
Head of Fixed Income Investor Relations
+44 (0) 20 7678 1800
www.investors.rbs.com

This announcement contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR). For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Matthew Richardson, Head of Fixed Income Investor Relations for The Royal Bank of Scotland Group.

LEI:
2138005O9XJIJN4JPN90 (RBSG)
RR3QWICWWIPCS8A4S074 (RBS plc)
213800IBT39XQ9C4CP71 (NatWest plc)

Date: 15 June 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary